Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square, Eighteenth and Arch Streets Philadelphia, PA 19103-2799 troutman.com

September 24, 2020

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Attention:  Laura Crotty and Celeste Murphy

Re: Windtree Therapeutics, Inc. Registration Statement on Form S-3 Filed September 17, 2020 File No. 333-248874

Ladies and Gentlemen:

We are in receipt of the letter dated September 22, 2020 from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the above-referenced Registration Statement (the “Registration Statement”). We are responding to the Staff’s comment on behalf of Windtree Therapeutics, Inc. (“Windtree” or the “Company”) as set forth below. For ease of reference, we have set forth the Staff’s comment and the response below.

Registration Statement on Form S-3 filed on September 17, 2020

Cover Page

1.

It appears that you are relying on General Instruction I.B.6 of Form S-3. If true, please revise your prospectus cover page to disclose the calculation of the aggregate market value of your outstanding voting and nonvoting common equity and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. Refer to Instruction 7 to General Instruction I.B.6. Otherwise, please provide us your analysis demonstrating your eligibility to use Form S-3.

Response: Windtree respectfully advises the Staff that the Registration Statement was filed pursuant to General Instruction I.B.1 of Form S-3, and not General Instruction I.B.6 of Form S-3. The analysis set forth below demonstrates that the aggregate market value of the voting and non-voting common equity held by non-affiliates of Windtree is more than $75,000,000, as required pursuant to General Instruction I.B.1 of Form S-3.

U.S. Securities and Exchange Commission September 24, 2020 Page 2

As of September 17, 2020, 16,886,482 shares of common equity of the Company was outstanding, of which 9,579,542 shares of common equity were held by non-affiliates of the Company and 7,306,940 shares of common equity were held by affiliates of the Company. As of August 3, 2020, a date which was within 60 days prior to the date the Registration Statement was filed, the closing price of the Company’s common stock on The Nasdaq Capital Market was $9.90 per share. Pursuant to Compliance and Disclosure Interpretation 116.06, the date used to determine the amount of shares of common equity held by non-affiliates and the price of the common equity need not be the same. As such, the Company’s public float was $94,837,465.80 (9,579,542 shares of common equity held by non-affiliates, times $9.90 per share) as of the applicable calculation date of September 17, 2020 making the Company eligible to use Form S-3 pursuant to General Instruction I.B.1.

* * *

Thank you for your assistance in this matter. If you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (215) 981-4339.

Very truly yours,

/s/ Rachael M. Bushey

Rachael M. Bushey

cc:  Craig E. Fraser , Windtree Therapeutics, Inc.

John P. Hamill Windtree Therapeutics, Inc.

Jennifer L. Porter, Troutman Pepper Hamilton Sanders LLP